Filed Pursuant to Rule 433

Registration No. 333-276034

September 4, 2025

WEBSTER FINANCIAL CORPORATION

5.784% FIXED RATE RESET SUBORDINATED NOTES DUE 2035

Issuer:	Webster Financial Corporation (the “Company”)

Expected Ratings*:	Moody’s: Baa2/Stable S&P: BBB-/Stable Kroll: BBB+/Stable

Principal Amount:	$350,000,000

Securities:	5.784% Fixed Rate Reset Subordinated Notes due 2035 (the “Notes”)

Legal Format:	SEC Registered

CUSIP/ISIN:	947890AK5 / US947890AK50

Maturity Date:	September 11, 2035

Trade Date	September 4, 2025

Settlement Date:	T+5; September 11, 2025

Coupon:

From and including September 11, 2025, to, but excluding, September 11, 2030, a fixed rate per annum equal to 5.784%.

From and including September 11, 2030 (the “reset date”), to, but excluding, the maturity date, a fixed rate per annum equal to the U.S. Treasury Rate for a five-year maturity as of the Reset Determination Date, plus a spread of 212.5 basis points. In the event the interest rate is less than zero, the interest rate shall be deemed to be zero.

Reset Determination Date:	Three business days prior to the reset date

Interest Payment Dates:	Semi-annually on March 11 and September 11 of each year, commencing March 11, 2026

Price to public:	100.00%

Benchmark Treasury:	UST 3.625% due August 31, 2030

Benchmark Treasury Price/Yield:	99-27 / 3.659%

Spread to Benchmark Treasury:	+212.5 basis points

Reoffer Yield:	5.784%

Optional Redemption:	We may, at our option, redeem the Notes (i) in whole, but not in part, on September 11, 2030 and (ii) in whole or in part, at any time or from time to time, on or after June 11, 2035, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may also redeem the Notes at any time prior to their maturity in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if: (i) a “Tax Event” occurs; (ii) a “Tier 2 Capital Event” occurs; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

Underwriters’ Discount:	0.750%

Net Proceeds to Issuer (before expenses):	$347,375,000

Day Count Convention:	30/360

Business Day Convention:	Following, unadjusted

Denominations:	$1,000 and integral multiples of $1,000

Use of Proceeds	The net proceeds are expected to be used for general corporate purposes, which may include, but are not limited to, the partial or full redemption of the Company’s subordinated indebtedness.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Piper Sandler & Co.

*

The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the Notes will be made against payment therefor on or about September 11, 2025, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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